Exhibit 12

BGF Industries, Inc.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Fiscal Year Ended December 31,
	2003	2002	2001	2000	1999
Earnings:
Pretax income (loss) (a)	$(3,036)	$(129,012)	$(4,946)	$13,932	$7,597
Add:
Fixed charges	13,697	14,239	14,504	14,405	16,084
Capitalized interest	—	—	(227)	—	(46)

	$10,661	$(114,773)	$9,331	$28,337	$23,635

Fixed Charges:
Interest expense(b)	$13,412	$13,926	$13,972	$14,168	$15,817
Capitalized interest	—	—	227	—	46
Portion of rents representative of interest factor(c)	285	313	305	237	221

	$13,697	$14,239	$14,504	$14,405	$16,084

Ratio of earnings to fixed charges	—	—	—	2.0x	1.5x

(a)	Income (loss) before taxes and extraordinary loss.
(b)	Includes amortization of debt issuance costs and original issue discount and excludes capitalized interest.
(c)	One-third of rental expense.